                                                   Filed by Vari-L Company, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to rule 14a-12(b)
                                     Subject Company: Sirenza Microdevices, Inc.
                                                 Commission File No. 333-102-099






FOR IMMEDIATE RELEASE:                                                 NEWS
April 2, 2003                                                      OTC-VARL

                     VARI-L COMPANY ANNOUNCES COURT APPROVAL
                      OF SETTLEMENT OF CLASS ACTION LAWSUIT

DENVER, Colorado -- Vari-L Company, Inc. (OTC-VARL), a leading provider of advanced components for the wireless telecommunications industry, today announced that on March 28, 2003, the United States District Court for the District of Colorado held a fairness hearing regarding the settlement of Vari-L's private securities class action lawsuit. At such hearing, the court approved the settlement of the class action as fair and reasonable to the members of the class. Following the March 28, 2003 fairness hearing, the court entered its final judgment and order of dismissal of the actions with prejudice whereby the court approved the settlement of the class action pursuant to the stipulation of settlement. Under the terms of the stipulation of settlement, Vari-L will pay the class $250,000 in cash and issue two million shares of its common stock.

The class action was initiated in June of 2000. On October 3, 2002, Vari-L and the class representatives reached an agreement in principle for the settlement of the litigation and executed a memorandum of understanding, subject to court approval. On January 22, 2003 the parties filed with the court a stipulation of settlement setting forth the terms and conditions of the proposed settlement of the class action. On January 29, 2003 the court issued its order preliminarily approving the settlement of the class action, certification of the class, and the provision of notice to members of the class.

"We are pleased that the court has approved the settlement of the class action and are looking forward to returning our full attention to serving our customers and working towards the closing of our asset sale to Sirenza Microdevices," said Chuck Bland, CEO of Vari-L. On December 2, 2002, Vari-L announced a definitive agreement to sell substantially all of its assets to Sirenza. The transaction is subject to several closing conditions, including the approval of Vari-L shareholders, who will vote at a special meeting of shareholders on April 28, 2003.

ABOUT VARI-L COMPANY
Headquartered in Denver, Vari-L designs, manufactures and markets wireless communications components that generate or process radio frequency (RF) and microwave frequency signals. Vari-L's products are used in commercial infrastructure equipment (including GSM/cellular/PCS base stations and repeaters, fixed terminal point to point/multi-point,) consumer subscriber products (advanced cellular/PCS/satellite handsets), and military/aerospace platforms (satellite communications/telemetry, missile guidance, electronic warfare, electronic countermeasures, battlefield communications). Vari-L serves a diverse customer base of the world's leading technology companies, including Agilent Technologies, Ericsson, Harris, Hughes Network Systems, Lockheed Martin, Lucent Technologies, Microwave Data Systems, Marconi, Motorola, Netro, Nokia, Raytheon, Textron, Siemens, and Solectron.

FORWARD LOOKING STATEMENTS
Some of the statements in this news release are "forward looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on a number of assumptions by us about the future, usually based on current conditions or on the broader expectations of others. These assumptions may or may not prove to be correct and, as a result, our own forward-looking statements may also be inaccurate. On the other hand, based on what we know today and what we expect in the future, we believe that the forward-looking statements we make in this report are reasonable. In most cases, when we use words like "believe," "expect," "estimate," "anticipate," "project," "plan," or "predict" to describe something which has not yet occurred, we are making a forward-looking statement.

We cannot list here all of the risks and uncertainties that could cause our actual future financial and operating results to differ materially from our historical experience and our present expectations or projections but we can identify many of them. For example, our future results could be affected by the overall market for various types of wireless communications products, the success of the specific products into which our products are integrated, governmental action relating to wireless communications, licensing and regulation, the accuracy of our internal projections as to the demand for certain types of technological innovation, competitors' products and pricing, the success of new product development efforts, the timely release for production and the delivery of products under existing contracts, the ultimate outcome of pending and threatened litigation and regulatory action as well as those factors discussed in our Form 10-K for the year ended June 30, 2002. Our future results could also be affected by risks and uncertainties related to the proposed transaction with Sirenza, including whether such transaction can be completed and the timing of the closing of such transaction, the amount of additional loans that we incur under our bridge loan facility with Sirenza and whether the $5.3 million credit facility will be adequate to fund the Company's operations, whether Sirenza will exercise its rights under the loan agreement in the event of default such as the right to accelerate the obligation to repay the loans outstanding, whether the costs of completing the transaction exceed management's estimates, and the reaction of our customers, vendors and distributors to proposed transaction. It is also important to remember that forward-looking statements speak only as of the date when they are made and we do not promise that we will publicly update or revise those statements whenever conditions change or future events occur. Accordingly, we do not recommend that any person seeking to evaluate our company should place undue reliance on any forward-looking statement in this report.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

Vari-L expects that the proxy statement/prospectus regarding the proposed sale of substantially all of the assets and assumption of specified liabilities of Vari-L will be mailed on or about April 4, 2003 to Vari-L shareholders of record on March 7, 2003. Investors and security holders of Vari-L are urged to read the proxy statement/prospectus and any other relevant materials filed by Sirenza or Vari-L with the SEC because they contain, or will contain, important information about Sirenza, Vari-L and the transaction. Investors and security holders may obtain free copies of the proxy statement/prospectus and any other relevant materials filed by Sirenza or Vari-L with the SEC at the SEC's website at www.sec.gov. Free copies of these documents may also be obtained from Sirenza or Vari-L. Sirenza and Vari-L and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Vari-L in favor of the transaction. Information regarding Sirenza's and Vari-L's executive officers and directors and a description of employment agreements and other interests of Sirenza's and Vari-L's executive officers and directors in the matters to be voted upon by the Vari-L shareholders are available in the proxy statement/prospectus.

In addition to the registration statement on Form S-4 filed by Sirenza in connection with the transaction, and the proxy statement/prospectus to be mailed to the shareholders of Vari-L in connection with the transaction, Sirenza and Vari-L each file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Sirenza and Vari-L with the SEC are also available for free at the SEC's website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from Sirenza or Vari-L.

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                                    CONTACTS:

Vari-L Company, Inc.                        Pfeiffer High Public Relations, Inc.
Chuck Bland, President and CEO                                      Jay Pfeiffer
Rick Dutkiewicz, CFO                                                303/393-7044
303/371-1560                                                jay@pfeifferhigh.com
www.vari-l.com                                              www.pfeifferhigh.com